UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)

{ } Form 10-K   {X } Form 10-KSB   { } Form 20-F { } Form 11-K { } Form 10-Q { }
Form 10-QSB

                       For Period Ended: December 31, 1998

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-KSB
      [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 10-QSB

      For the Transition Period Ended: ________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                          Items 6 and 7 of Form 10-KSB


PART 1 - REGISTRANT INFORMATION

      Full Name of Registrant:  Geokinetics Inc.

      Former Name if Applicable  N/A

      Address of Principal Executive Office (Street and Number)
                           5555 San Felipe, Suite 780

      City, State, and Zip Code  Houston, Texas 77056


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PART II - Rules 12b-25  (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[ ] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[ ] (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 10- KSB, Form 20-F, Form 11-K, Form N-SAR, Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) the accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached, if applicable.

PART III - NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, Form 10-Q or Form 10-QSB, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if
Needed)

      Items 6 and 7 of Registrant's report on Form 10-KSB for the fiscal year ended December 31, 1998 could not be filed within the prescribed time period because Registrant is currently working to complete a private offering of its equity and debt securities in order to provide Registrant necessary working capital to support its current and proposed business operations. Registrant believes the successful completion of such private offering will enable Registrant's independent auditors to issue a favorable opinion in their report on the Registrant's financial statements for the year ended December 31, 1998.


PART IV - OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

      NAME                          TELEPHONE NUMBER

      Thomas J. Concannon           (713) 850-7600



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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)) been filed? If answer is no, identify report(s).

      [x] Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

      [ ] Yes     [x]  No


                                  GEOKINETICS INC.
                  Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 1999                By: /s/ THOMAS J. CONCANNON
                                            Thomas J. Concannon, Chief
                                            Financial Officer